# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Benson Hill, Inc., CIK 0001830210
CUSIP: 082490202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1001 North Warson Road, St. Louis, Missouri (MO), 63132
Date of event which requires filing of this statement: 05/21/2025
Amends the filing with accession number 0000950170-25-043448
Filed by CIK 0002022077
Persons authorized to receive notices and communications: Mohit Kalra, 210 N. Carpenter St, Floor 8, Chicago, Illinois (IL), 60607, (847) 512-3469

## Reporting persons
- S2G Investments, LLC (CIK 0002022077): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 332,335; shared voting power 0; sole dispositive power 332,335; shared dispositive power 0; aggregate amount beneficially owned 332,335 (5.4% of the class)
  Comment: The percent of class is calculated based on 6,114,020 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer's Form 10-Q, filed with the SEC on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Benson Hill, Inc.
Address of issuer's principal executive offices: 1001 North Warson Road, St. Louis, Missouri (MO), 63132
Comment: The Reporting Person originally reported beneficial ownership of more than 5% of the Issuer's outstanding Common Stock on a Schedule 13G filed with the SEC on February 13, 2024, as amended by Amendment No. 1 filed on May 6, 2024 (such Schedule 13G as amended, the "Original Schedule 13G") and, together with members of a Section 13(d) group, subsequently reported ownership on a Schedule 13D filed with the SEC on June 5, 2024, as amended by Amendment No. 1 filed on June 27, 2024, Amendment No. 2 filed on October 16, 2024, and, to report the dissolution of the group, Amendment No. 3 filed on March 21, 2025 (such Schedule 13D as amended, the "Group Schedule 13D" and, together with the Original Schedule 13G, the "Prior Filings"). This Amendment No. 4 amends the Prior Filings which, except as amended herein, remain fully in effect (as so amended, the "Amended and Restated Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings set forth in the Prior Filings.

## Item 4. Purpose of Transaction
Purpose of transaction: On March 20, 2025, the Issuer and eight of its affiliates (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. The Debtors' bankruptcy cases are jointly administered under Case No. 25-10539 before Honorable Judge Thomas M. Horan in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Bankruptcy Court subsequently entered an order approving bidding and sale procedures providing for the sale (the "Sale") of substantially all of the Debtors' assets (the "Bidding Procedures Order") [Docket No. 194]. Pursuant to the Bidding Procedures Order, the Debtors determined that the Reporting Person and certain other parties submitted the highest and best offer for the Debtors' assets, and were deemed the "Winning Bidder." On May 22, 2025, the Bankruptcy Court held a hearing and entered an order approving the Sale of the Debtors' assets free and clear of all liens, claims, interests, and encumbrances to the Winning Bidder (the "Sale Order") [Docket No. 367]. The Sale closed on May 23, 2025.

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person anticipate that pursuant to a Chapter 11 liquidation plan, Debtors' remaining business will be wound down and all shares of Common Stock will be canceled. Upon such cancellation, The Reporting Person will cease to beneficially own more than five percent of Issuer registered equity securities.

## Signatures
- S2G Investments, LLC: /s/ Sanjeev Krishnan, Sanjeev Krishnan / Managing Partner (05/23/2025)